Joel Bernstein
                         Attorney and Counselor-at-Law

Suite 104                                                           305-409-4500
2666 Tigertail Avenue                                          Fax: 786-513-8522
Miami,  Florida 33133                                          Jberns@jberns.com

February 18, 2011

U. S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Anne Nguyen Parker, Branch Chief

Re:      Dixie Foods International, Inc.
         Registration Statement on Form S-1
         Amendment No. 2
         File No. 333-170662

Greetings:

We have filed Amendment No. 2 to the above-referenced registration statement on Form S-1 reflecting changes responding to the staff's comment letter dated January 19, 2011 on the Amendment No. 1 filing as follows:

AMENDMENT NO.1 TO REGISTRATION STATEMENT ON FORM S-1
----------------------------------------------------

GENERAL
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COMMENT 1. We remind you of comment 1 in our letter dated December 14, 2010.

RESPONSE: We have conformed any changes throughout this Amendment. We will provide you a paper copy with marked changes from Amendment 1.

COMMENT 2. Please provide an updated consent with your next amendment and note the financial statement updating requirements per Rule 8-08 of Regulation S-X.

RESPONSE: Amendment 2 includes updated consent of registrant's independent registered public accounting firm. Amendment 2 discloses that the registrant's fiscal year ends August 31 and provides updated unaudited financial statements for the first quarter ended November 30, 2010 of registrant's current fiscal year. Additionally, Dilution and Capitalization tables have been updated to utilize the November 30, 2010 financial statement figures.

REGISTRATION STATEMENT COVER PAGE
---------------------------------

COMMENT 3. Please revise to properly name the registrant as indicated in the address of the agent for service.

RESPONSE: The registrant's legal name is Dixie Foods International, Inc. The address of the agent for service has been corrected to reflect this legal name.

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PLAN OF OPERATIONS, PAGE 10
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COMMENT 4. We note your response to comment 11 in our letter dated December 14,
2010. In particular, we note that there are various preliminary measures that appear to be crucial to your achieving your business plan, that need to be completed within the first six months following your offering and that are dependent on third-parties, including having to purchase your initial inventory from a contract packer that you have yet to engage, to establish suppliers and to have a laboratory conduct tests on your product. In view of this, please expand your disclosure to indicate the likelihood of being able to complete your milestones within the timeframe you have outlined.

RESPONSE: Since the last filing a number of the preliminary measures have been accomplished. This amendment specifies those activities which have been accomplished. This amendment specifies the remaining activities "will take place within 30 days" of achieving specified working capital which language responds to the requested indication of the likelihood of being able to complete the milestones as an indication of 100% certainty.

COMMENT 5. In addition, please allocate the cost associated with each of your proposed steps.

RESPONSE: The costs of the steps yet to be accomplished has been specified and is in accordance with the use of proceeds set forth for the offering proceeds of $50,000.

MANAGEMENT,  PAGE 14
--------------------

COMMENT 6. We note your response to comment 13 in our letter dated December 14, 2010 and reissue the comment in part. Please provide a complete description of the business experience of your officers and directors over the past five years ensuring that there are no gaps or ambiguities with regard to time. In addition, provide a description of all of the businesses for which your officers and directors have work experience, including Southern Sauce Company, Inc.

RESPONSE: The business experience of Messrs. Jordan, Joffe and Silberman have been revised in this amendment to eliminate gaps or ambiguities with regard to time, and to describe the businesses of for which the officer and directors have work experience.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, PAGE 17
-------------------------------------------------------

COMMENT 7. We note your response to comment 14 in our letter dated December 14, 2010. Please expand your disclosure to include all of the information required by Item 404 of Regulation S-K, including the dollar value of the amount involved in each transaction with your officers and directors.

REPONSE: We have revised Certain Relationships and Related Transactions in this amendment to provide the information required by Item 404 of Regulation S-K. We have identified the positions of the related parties to the company and the dollar value of each transaction.

COMMENT 8. In addition, we note your disclosure that each of the listed transactions was entered into by negotiation. Please revise your disclosure to explain how this was achieved with respect to your promoters.

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RESPONSE: We have expanded the disclosure of the negotiations of the related party transactions to indicate that the transactions with Robert Jordan and Michael Jordan, the founders, were agreed upon between them in connection with the formation of the company.

It is anticipated that Amendment no. 1 and the information provided herein sufficiently addresses the issues raised in your December 14, 2010 comment letter concerning the above-reference filing. If you have any further comments or require any further information, please contact the undersigned at 305-409-4500 or by fax to 786-513-8522.

                                       Yours very truly,

                                       Joel Bernstein

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